

Mail Stop 3720

April 27, 2017

Stephen I. Chazen
President and Chief Executive Officer
TPG Pace Energy Holdings Corp.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re:** **TPG Pace Energy Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2017**
> **File No. 333-217338**

Dear Mr. Chazen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2017 letter.

The Offering

Redemption of warrants for Class A common stock, page 13

1.   We note your response to our prior comment 1 discussing the new redemption feature of the warrants for Class A common stock. Please disclose that this warrant redemption feature differs from warrant redemption features used in other blank check offerings. Clarify why the company can redeem the warrants when the shares of Class A common stock are trading at a price starting at $10, which is below the exercise price of $11.50. As suggested by the illustrative table you provided in your response letter, disclose, if true, that the company can redeem the warrants for no consideration when they are "out of the money" immediately after a business combination. Please highlight these facts and discuss any negative implications to the warrant holders. Finally, explain the potential

scenarios where the company would choose to redeem the warrants using this redemption method and disclose when specifically it would be in the best interest of the company to do so.

Warrants, page 125

2.   Clarify in the introductory information preceding the table on page 127 that the numbers in the table represent the "redemption price" that will be used to determine the number of shares of Class A common stock a warrant holder will receive upon redemption. Explain how the "redemption price" will be determined. Provide examples to illustrate the operation of the redemption feature based upon different redemption dates and fair market values.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP